EXHIBIT (i)

POWER OF ATTORNEY

The undersigned hereby appoints Anthony Mandekic as attorney-in-fact of the undersigned for the purpose of executing any and all filings by the undersigned under the Securities Exchange Act of 1934, as amended (including Schedules 13D and TO), with respect to the securities of Ford Motor Company. This limited power of attorney shall remain in effect until revoked in writing.

Dated: May 9, 2008

/s/ Kirk Kerkorian
Kirk Kerkorian